FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 21, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 21 September, 2004

21 September 2004

                               British Energy plc

UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy plc (the "Company")

The Company has received notice as follows:

1. That at close of business on 02 September 2004, Brian J. Stark of business address 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA, was interested in a total of 49,841,175 shares of the Company.

2. On 20 September 2004, his interest increased (by way of further purchases) so that he became interested in a total of 58,547,425 shares of the Company. Of these 58,547,425 shares:

     (A) the interest in 43,910,569 shares arose from the holding registered in the name of Shepherd Investments International Ltd, with registered office c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands ("Shepherd"), which is managed by Stark Offshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Offshore"). Mr Stark controls at least one-third of the voting power of Stark Offshore; and

     (B) the interest in 14,636,856 shares arose from the holding registered in the name of Stark International, with registered office c/o Arthur Morris, Christensen & Co., Century House, 31 Richmond Road, Hamilton HM 08 Bermuda (" Stark"), whose managing general partner is Stark Onshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA (" Stark Onshore"). Mr Stark controls at least one-third of the voting power of Stark Onshore.

3.
     (A) Of the 43,910,569 shares held by Shepherd as at close of business on 20 September 2004, 41,098,069 were ordinary shares and 2,812,500 were ordinary shares represented by an interest in 37,500 American Depositary Receipts ("ADRs ").

     (B) Of the 14,636,856 shares held by Stark as at close of business on 20 September 2004, 13,699,356 were ordinary shares and 937,500 were ordinary shares represented by an interest in 12,500 ADRs.

4. The interests in the shares details at paragraphs 1-3 above do not arise by virtue of such an interest as is mentioned in s.208(5) Companies Act 1985.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 21, 2004                  BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations